Exhibit 99.158

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”)
18 King St. E, Suite 902

Toronto, Ontario M5C 1C4

Item 2	Date of Material Change

May 26, 2021.

Item 3	News Release

The press release attached as Schedule “A” was disseminated on May 26, 2021.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Nicolas Bonta

Executive Chairman & Director

Bitfarms Ltd.

nbonta@bitfarms.com

Item 9	Date of Report

May 26, 2021.

Schedule "A"

Bitfarms Reports Q1 2021 Financial Results

Toronto, Ontario and Brossard, Québec (May 26, 2021) - Bitfarms Ltd. (“Bitfarms”, or the “Company”) (TSXV: BITF/OTC: BFARF) today announced its financial results for the first quarter ended March 31, 2021. All financial references are denominated in US dollars, unless otherwise noted.

Q1 2021 Key Events

●	In January and February 2021, the Company closed 3 private placements with US institutional investors for combined gross proceeds of CAD$80 million. The net proceeds provided the Company the financial leverage to expedite its infrastructure expansion plans, make deposits for miners and provide working capital flexibility;

●	On March 2nd, 2021, the Company placed its biggest order of mining rigs in its history; 48,000 best in class miners with MicroBT. Deliveries are anticipated to start in January 2022. When all miners are received and installed by the end of 2022, the Company anticipates its hash rate to reach 8 EH/s;

●	On March 24th, Bitfarms’ installed hashrate hit 1.2 EH/s, in line with expectations for the end of the quarter

Q1 2021 Financial Results and Operational Highlights

●	Revenues of $28.4 million, gross profit of $19.3 million (68% gross margin), operating income of $16.4 million (58% operating margin), and net loss of $7.6 million;

●	Gross mining profit[1] of $22.3 million (80% gross mining margin1);

●	Adjusted EBITDA[1] of $19.7 million (69% adjusted EBITDA margin1);

●	Negative EBITDA[1] of $3.0 million (-11% EBITDA margin1), due mainly to non-recurring, non-cash financial expenses;

●	Mined 598 Bitcoins with an average cost of approximately $8,400 per Bitcoin[2], and retained 548 Bitcoin worth approximately $32.4 million as of March 31, 2021;

●	4,500 miners were received and installed during the quarter adding approximately 369 PH/s

“As anticipated, increases in our hash rate and Bitcoin price significantly, and positively, impacted most of our Q1 2021 key financial metrics. Operationally, we added 4,500 miners, thus reaching 1.2 EH/s in computing power as of the end of the first quarter 2021. Financially, equity raises totalling CAD$80 million provided us the leverage to begin our infrastructure buildout for an additional 80MW of power in Quebec, fully repay our Dominion Capital loan, implement a BTC retention program and place orders for 48,000 miners anticipated for delivery starting in 2022.

Since the end of the first quarter, we have continued to add to our BTC inventory which now stands at approximately 1,000 Bitcoin, valued at approximately $40 million,” commented Mauro Ferrara, Interim Chief Financial Officer and Corporate Secretary.

Emiliano Grodzki, Chief Executive Officer of Bitfarms added, “In addition to reporting an outstanding operational and financial first quarter, we are proud to have been approved for listing on the Nasdaq Global Market tier and await final clearance to begin trading. Having its shares trading on the Nasdaq will provide Bitfarms exposure to new capital markets and a broader investing community. As well, on May 20th, we closed our fourth private placement, this time for a sum of CAD$75 million, thus providing us with additional liquidity to continue marching towards our 3 EH/s target for the end of 2021, and our 8 EH/s target by the end of 2022. With our expansion plans firmly in place and in motion for the year, we are very excited about our future prospects.”

Financial Results for the Quarter ended March 31, 2021

In Q1 2021, the Corporation generated revenues of $28.4 million, up $19.2 million, or 209%, compared to the same period in 2020, driven by organic growth, as we increased our average hash rate by approximately 39%, and a significant increase in Bitcoin price. The average Bitcoin price for the quarter stood at approximately $45,000 compared to approximately $8,300 for the same period in 2020.

Q1 2021 gross mining profit and gross mining margin stood at $22.3 million and 80%, respectively, compared to $4.1 million and 47% in Q1 2020. The increase in both metrics was mainly attributable to the same factors as the increase in revenues.

Our average cost of production per Bitcoin stood at approximately $8,400 for the quarter, driven by our operating efficiencies and competitive hydro electricity rates.

For the quarter, adjusted EBITDA and adjusted EBITDA margin stood at $19.7 million and 69%, respectively, compared to $2.8 million and 30% in Q1 2020. The increases in adjusted EBITDA and adjusted EBITDA margin were mainly attributable to the same factors as for the increases in gross mining profit and gross mining margin.

The Company’s Q1 2021 EBITDA was negative $3.0 million, resulting in an EBITDA margin of negative 11% compared to an EBITDA of $1.8 million and EBITDA margin of 20% in Q1 2020. The EBITDA metric in Q1 2021 was negatively impacted by the non-cash nature of both warrants related expenses, and debt retirement embedded derivative related expenses, totaling approximately $22.8 million for the quarter.

Looking at our cashflows, the January and February private placement equity raises with US institutional investors totaling CAD$80 million allowed us to institute several transformative changes to our Company. With the funds raised, we retired all our Dominion Capital outstanding debt, we started executing on our infrastructure plans at a number of locations, both in Quebec and in South America, we put into motion a Bitcoin retention program, and we placed orders for 48,000 miners for delivery starting in 2022.

The Company ended the quarter with approximately $53.0 million in cash and total liquidity, defined as cash and bitcoin holdings, of approximately $85.5 million.

Conference Call to be held Wednesday, May 26, 2021 at 5:30pm ET

Management will host a conference call on Wednesday, May 26, 2021 at 5:30 p.m. ET to review financial results. Following management’s formal remarks there will be a question-and-answer session where management will address pre-submitted questions.

Participants are asked to pre-register for the call through the following link:

https://dpregister.com/sreg/10156341/e85e3388ed

Please note that registered participants will receive their dial in number upon registration and will dial directly into the call without delay. Those without internet access or unable to pre- register may dial in by calling: 1-866-777-2509 (domestic), 1-412-317-5413 (international). All callers should dial in approximately 10 minutes prior to the scheduled start time and ask to be joined into the Bitfarms call.

The conference call will also be available through a live webcast found here:

https://services.choruscall.com/mediaframe/webcast.html?webcastid=PgMEVu3T

A webcast replay of the call will be available approximately one hour after the end of the call through August 26, 2021 at the above webcast link. A telephonic replay of the call will be available through June 2, 2021 and may be accessed by calling 1-877-344-7529 (domestic) or 1-412-317- 0088 (international) or Canada (toll free) 855-669-9658 and using access code 10156341.

A presentation of the Q1 2021 results will be accessible on Wednesday, May 26, 2021, after market close, under the “Investors” section of the Bitfarms’ website.

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a Bitcoin mining company, running vertically integrated mining operations with onsite technical repair, proprietary data analytics and Company-owned electrical engineering and installation services to deliver high operational performance and uptime.

Having demonstrated rapid growth and stellar operations, Bitfarms became the first Bitcoin mining company to complete its long form prospectus with the Ontario Securities Commission and started trading on the TSX-V in July 2019. On February 24, 2021 Bitfarms was honoured to be announced as a Rising Star by the TSX-V.

Bitfarms has a diversified production platform with five industrial scale facilities located in Québec. Each facility is 100% powered with environmentally friendly hydro power and secured with long-term power contracts. Bitfarms is currently the only publicly traded pure-play mining company audited by a Big Four audit firm.

To learn more about Bitfarms’ events, developments, and online communities:

Website: www.bitfarms.com

https://www.facebook.com/bitfarms/

https://twitter.com/Bitfarms_io

https://www.instagram.com/bitfarms/

https://www.linkedin.com/company/bitfarms/

Defined Terms

PH/s: Petahash per second.

EH/s: Exahash per second.

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release. The information in this release regarding expectations in respect to listing and trading on the Nasdaq and about future plans and objectives of the Company are forward-looking information. Other forward-looking information includes, but is not limited to, information concerning: the intentions, plans and future actions of the Company, as well as Bitfarms’ ability to successfully mine digital currency, revenue increasing as currently anticipated, the ability to profitably liquidate current and future digital currency inventory, volatility of network difficulty and digital currency prices and the potential resulting significant negative impact on the Company’s operations, the construction and operation of expanded blockchain infrastructure as currently planned, and the regulatory environment for cryptocurrency in the applicable jurisdictions.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward- looking information.

This forward-looking information is based on assumptions and estimates of management of the Company at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to: the global economic climate; dilution; the Company’s limited operating history; future capital needs and uncertainty of additional financing; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors that could impact future results of the business of Bitfarms include, but are not limited to: the construction and operation of blockchain infrastructure may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions, the ability to complete current and future financings, any regulations or laws that will prevent Bitfarms from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of digital currencies, capital market conditions, restriction on labor and international travel and supply chains; and, the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to the Company’s filings on www.SEDAR.com including the annual information form for the year ended December 31, 2020, filed on April 7, 2021. The Company has also assumed that no significant events occur outside of Bitfarms’ normal course of business. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

Investor and Media Contact:	Investor Relations Contact:
Mauro Ferrara	CORE IR
Interim Chief Financial Officer and Corporate Secretary Bitfarms Ltd.	investors@bitfarms.com +1.516.222-2560
+1.514.691-6228
MFerrara@bitfarms.com

Bitfarms Ltd. Consolidated Results of Operations (Unaudited)

(U.S.$ in thousands except where indicated)	Three months ended
For the periods ended as indicated	March 31 2021	March 31 2020	$ Change	% Change
Revenues	28,432	9,212	19,220	209%
Cost of sales	9,120	7,917	1,203	15%
Gross profit	19,312	1,295	18,017	1391%
Gross margin	68%	14%	-	-
General and administrative expenses	2,819	2,805	14	-
Loss on disposition of digital assets	22	-	22	-
Operating income (loss)	16,471	(1,510)	17,981	1191%
Operating margin	58%	(16%)	-	-
Gain on disposition of PP&E	(19)	-	(19)	-
Net financial expenses	23,425	1,022	22,403	2192%
Net loss before income taxes	(6,935)	(2,532)	(4,403)	(174%)
Income tax expense (recovery)	670	(108)	778	720%
Net loss	(7,605)	(2,424)	(5,181)	(214%)
Basic and diluted net loss per share	(0.06)	(0.03)	-	-
Revaluation gain on digital assets (net of tax)	5,128	-	5,128	-
Total comprehensive loss	(2,477)	(2,424)	(53)	(2%)
Gross mining profit (1)	22,267	4,139	18,128	438%
Gross mining margin (1)	80%	47%	-	-
EBITDA (1)	(3,029)	1,833	(4,862)	(265%)
EBITDA margin (1)	(11%)	20%	-	-
Adjusted EBITDA (1)	19,701	2,780	16,921	609%
Adjusted EBITDA margin (1)	69%	30%	-	-

(1)	Gross mining profit, Gross mining margin, EBITDA, EBITDA margin, Adjusted EBITDA, and Adjusted EBITDA margin, are non-IFRS performance measures; please refer to the Caution Regarding Non-IFRS Financial Performance Measures section of Bitfarms’ Q1 2021 Management Discussion and Analysis (MD&A).

(2)	Represents the average cost of Bitcoin based on variable cost of electricity and is calculated by taking the total electricity costs related to the Mining of Bitcoin, excluding electricity consumed by hosting clients, divided by the total number of Bitcoin mined.